Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Thimble Point Acquisition Corp. II

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 24, 2021, except for Note 7 and the effects of the subsequent events described in Note 9, as to which the date is June 24, 2021, relating to the financial statements of Thimble Point Acquisition Corp. II which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/S/ BDO USA, LLP

McLean, Virginia

June 24, 2021